ROPES & GRAY 5 NEW STREET SQUARE LONDON EC4A 3BF UNITED KINGDOM WWW.ROPESGRAY.COM

Laurel C. Neale
T +44 20 3122 1238
F +44 20 3122 1219
laurel.neale@ropesgray.com

November 14, 2011

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Haughton Hallock

Re: Baillie Gifford Funds (Registration No. 811- 10145) — Responses to Comments Regarding Post-Effective Amendment No. 12 to Registration Statement on Form N-1A

Dear Mr. Hallock,

On April 29, 2011, the Baillie Gifford Funds (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed Post-Effective Amendment No. 12, the Trust’s annual updating amendment (the “Amendment”), to its Registration Statement on Form N-1A (the “Registration Statement”), pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  On June 14, 2011, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Amendment.  In a further conversation on July 14, 2011, I described to you the Trust’s proposed approach to providing written responses to the Staff’s comments and confirmed the content of that discussion in a letter to you dated August 11, 2011.  Consistent with that letter, the Board of Trustees of the Trust considered the Staff’s comments and reviewed the substance of the Trust’s responses at their meeting on September 28, 2011.  We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

1.               Comment:  International Equity Fund — Please advise the Staff how this Fund, which has a name that includes the word “international,” meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the 1940 Act.  Footnote 42 states, in relevant part: “The terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the

Ropes & Gray International LLP is a limited liability partnership registered in Delaware, United States of America and is a recognized body regulated by the Solicitors Regulation Authority (with registered number 522379).

world, and ‘international’ and ‘global’ funds will not be subject to the [80%] rule.  We would expect, however, that investment companies using [this term] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Names, Investment Company Act Release No. IC-24828 (Jan. 17, 2001).  The Staff currently takes the position that a registered investment company with the word “international” in its name should disclose that it invests in securities of issuers located in no less than three countries outside the U.S.

Response:  The “Investment Policies” disclosure for the International Equity Fund within the section of the Private Placement Memorandum titled “Investment Objectives and Policies” will be revised in the next Registration Statement filing to add the following statement: “The Fund will ordinarily invest in securities of issuers located in at least three countries outside the U.S.”  Corresponding changes will be made elsewhere in the Registration Statement.

The Trust notes, however, that Rule 35d-1 does not regulate several terms, including “international” and “global,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements.  In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement.  Instead, the adopting release asserts that these terms connotes diversification among investments in a number of different countries through the world and states the Commission expects that companies using such names will invest accordingly.  In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.”  In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least three countries outside the United States.(1)

(1)  Footnote 38 to SEC Release No. IC-22530 (Feb. 22, 1997).

2.               Comment: Global Alpha Equity Fund — Please advise the Staff how this Fund, which has a name that includes the word “global,” meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the 1940 Act, as described in the Staff’s prior comment. In connection with the name requirements in Rule 35d-1 under the 1940 Act, the Staff takes the position that a registered investment company with the word “Global” in its name should disclose that it invests in equities of no less than three countries, including the U.S.  In addition, as an informal comment, we ask that you also consider clarifying how the Fund will gain exposure to non-U.S. issuers, particularly whether the Fund’s assets will be invested directly in securities of issuers located outside the U.S., as opposed to U.S. derivatives with exposure to countries outside the U.S.

Response:  The “Investment Policies” disclosure for the Global Alpha Equity Fund within the section of the Private Placement Memorandum titled “Investment Objectives and Policies” will be revised in the next Registration Statement filing to add the following statement: “The Fund will ordinarily invest in securities of issuers located in at least three different countries.”  Corresponding changes will be made elsewhere in the Registration Statement.  Please note, however, the observations contained in the second and third paragraphs of the Trust’s response to the Staff’s prior comment.

With respect to the second, informal component of the Staff’s comment, the Trust respectfully submits that the current disclosure in the Registration Statement adequately clarifies that the Fund’s diversification among investments in a number of different countries through the world is primarily achieved through direct investments, rather than through derivative instruments.  The Fund’s “Investment Policies” disclosure states that the Fund “will invest in a diversified portfolio of listed securities issued by companies predominantly located in countries contained in the MSCI ACWI Index,” which index currently includes 45 countries across the globe.  The Fund’s “Investment Policies” disclosure also states that the Fund invests “at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities,” that it “will invest in a diversified portfolio of listed securities,” and that it “will aim to remain fully invested in equities.”  These statements would be inconsistent with a fund that achieves its diversification among investments in a number of different countries throughout the world substantially through derivative exposure.  The Fund’s current disclosure explicitly defines “equity securities” to include “common stocks, convertible securities, convertible securities, preferred stocks and depositary receipts.”

3.               Comment: North American Equity Fund — In accordance with the requirements of Rule 35d-1 under the 1940 Act, please revise this Fund’s 80% test to include reference to North America.

Response:  The “Investment Policies” disclosure for the North American Equity Fund within the section of the Private Placement Memorandum titled “Investment Objectives and Policies” will be revised in the next Registration Statement filing to include the following revised 80% test (additional wording denoted by boldface underlining): “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and other equity securities of companies whose principal activities are in the USA and Canada.”  Corresponding changes will be made elsewhere in the Registration Statement.  The Trust notes that, as the Fund currently has no shareholders, the change in Fund policy reflected in this disclosure will not require 60 days’ notice under Rule 35d-1.

*      *      *

This letter also serves to confirm that during our June 14, 2011 telephone conversation we generally discussed the various Form N-1A requirements that do not apply to registered investment companies whose shares are not registered under the Securities Act of 1933, as amended (“1940 Act-Only Funds”).  We acknowledged that the Private Placement Memorandum for the Trust includes information responsive to certain items of Form N-1A from which 1940 Act-Only Funds are exempt, but in certain instances does not include all such information.  We confirmed that we believe the current disclosure is appropriate and consistent with the policy and disclosure requirements applicable to 1940 Act-Only Funds.

Please direct any questions or comments with respect to this letter to the undersigned at (+44) 20 3122 1238 or to George B. Raine at (617) 951-7556.

Kind regards,

/s/ Laurel C. Neale

Laurel C. Neale

cc:	John G. Barrie, Jr.
George W. Browning
Peter Hadden
Bruce C. Long
Angus N. G. Macdonald, Baillie Gifford Overseas, Ltd,
George B. Raine, Ropes & Gray LLP
Maureen A. Miller, Vedder Price P.C.